FORM 11-K


               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549



     FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
       AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934



[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

          For the Fiscal Year Ended December 31, 1994


                               OR


[   ]  TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934



                  Commission File No. 0-12404



                   JACOR COMMUNICATIONS, INC.
                        RETIREMENT PLAN




                   Jacor Communications, Inc.
              201 East Fifth Street, - Suite 1300
                    Cincinnati, Ohio  45202


Financial Statements, Schedules and Exhibits.            Page No.


(a)  Financial Statements:

Report of Independent Accountants                            3
Statements of Net Assets Available for Plan Benefits
  as of December 31, 1994 and 1993                        4 and 5

Statement of Changes in Net Assets Available for Plan
  Benefits for the year ended December 31, 1994              6

Notes to Financial Statements                                7


(b)  Supplemental Schedules:

Schedule of Investments                                     11

Schedule of Plan Transactions in Excess of 5% of
  Current Value of Plan Assets                              12



(c)  Exhibits:

Exhibit No.         Exhibit

  23           Consent of Coopers & Lybrand, L.L.P.
                  Independent Accountants                   13




                           SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                              JACOR COMMUNICATIONS, INC.
                              RETIREMENT PLAN


DATE:  June 26, 1995     BY:   /s/ R. Christopher Weber
                                   R. Christopher Weber
                                   Plan Administrator


               REPORT OF INDEPENDENT ACCOUNTANTS

To the Plan Administrator
Jacor Communications, Inc. Retirement Plan

We have audited the accompanying statements of net assets available for plan benefits of Jacor Communications, Inc. Retirement Plan as of December 31, 1994 and 1993 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1994 and 1993, and the changes in net assets available for plan benefits for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as listed on page 2 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

COOPERS & LYBRAND, L.L.P.
Cincinnati, Ohio
June 9, 1995


                                             JACOR COMMUNICATIONS, INC. RETIREMENT PLAN

                                        Statement of Net Assets Available for Plan Benefits

                                                         December 31, 1994

                                 Company Stock     Company Stock    Stable    Inter-
                                 Fund-Employer   Fund-Participant    Asset   national   Balanced   Growth     Loan
                                 Contributions     Contributions     Fund      Fund       Fund      Fund      Fund      Total
Assets:
  Investments, at fair value
    (note 3):
     Temporary cash investments      $  16,033       $   6,874                $14,730  $   13,395  $  8,579           $   59,611
     Common stock of participating
       employer                        830,629         499,790                                                         1,330,419
     Warrants to purchase shares
       of common stock of
       participating employer          325,049         603,323                                                           928,372
     Mutual funds                                                 $361,131     91,013   1,045,529   929,805            2,427,478
     Loans to participants                                                                                    $13,236     13,236


        Total investments            1,171,711       1,109,987     361,131    105,743   1,058,924   938,384    13,236  4,759,116


Net assets available for plan
     benefits (note 1)              $1,171,711      $1,109,987    $361,131   $105,743  $1,058,924  $938,384   $13,236 $4,759,116




See accompanying notes to financial statements.


                                             JACOR COMMUNICATIONS, INC. RETIREMENT PLAN

                                        Statement of Net Assets Available for Plan Benefits

                                                         December 31, 1993

                               Company Stock     Company Stock    Money
                               Fund-Employer   Fund-Participant   Market    Bond    Balanced   Growth     Loan
                               Contributions     Contributions     Fund     Fund      Fund      Fund      Fund        Total
Assets:
  Investments, at fair value
    (note 3):
     Temporary cash investments    $  21,832       $  14,940      $  1,479  $ 6,844  $ 43,186   $ 30,147             $  118,428
     Common stock of participating
       employer                      645,668         397,986                                                          1,043,654
     Warrants to purchase shares
       of common stock of
       participating employer        270,117         496,411                                                            766,528
     Mutual funds                                                  128,725   93,403   663,658    574,387              1,460,173
     Loans to participants                                                                                $ 1,972         1,972


        Total investments            937,617         909,337       130,204  100,247   706,844    604,534    1,972     3,390,755


Net assets available for plan
     benefits (note 1)             $ 937,617       $ 909,337      $130,204 $100,247  $706,844  $ 604,534  $ 1,972    $3,390,755




See accompanying notes to financial statements.

                                             JACOR COMMUNICATIONS, INC. RETIREMENT PLAN

                                   Statement of Changes in Net Assets Available for Plan Benefits

                                                    Year ended December 31, 1994


                                     Company Stock     Company Stock    Money              Stable    Inter-
                                     Fund-Employer   Fund-Participant   Market     Bond     Asset   national  Balanced
                                     Contributions     Contributions     Fund      Fund     Fund      Fund      Fund

Fund balances, December 31, 1993      $ 937,617         $ 909,337      $130,204  $100,247                      $706,844
Investment income:
  Net appreciation (depreciation)
    in fair value of investments
    (note 3)                              1,173            89,648                  (4,241)  $  (851) $ (2,747)  (28,061)
  Interest                                1,402               133           824        41    14,502       711       522
  Dividends                                                                         1,191               1,255    32,728
Contributions:
  Employer                              287,415
  Participant                                             130,575        23,977    19,383    94,243    74,582   425,285
Benefits paid to participants
  (note 1)                              (55,896)          (42,206)       (1,337)     (298)  (30,011)   (1,949)  (40,195)
Interfund transfers, net                                   22,500      (153,668) (116,323)  283,248    33,891   (38,199)

Fund balances, December 31, 1994      $1,171,711       $1,109,987      $  -0-    $   -0-   $361,131  $105,743 $1,058,924



See accompanying notes to financial statements.


JACOR COMMUNICATIONS, INC. RETIREMENT PLAN
Statement of Changes in Net Assets Available for Plan Benefits, Continued
Year ended December 31, 1994

                                         Growth         Loan
                                          Fund          Fund         Total

Fund balances, December 31, 1993       $604,534       $ 1,972     $3,390,755
Investment income:
  Net appreciation (depreciation)
    in fair value of investments
    (note 3)                             (5,471)                      49,450
  Interest                                  429           461         19,025
  Dividends                               5,954                       41,128
Contributions:
  Employer                                                           287,415
  Participant                           406,137                    1,174,182
Benefits paid to participants
  (note 1)                              (30,947)                    (202,839)
Interfund transfers, net                (42,252)       10,803          -0-

Fund balances, December 31, 1994      $ 938,384      $ 13,236     $4,759,116


                 NOTES TO FINANCIAL STATEMENTS





1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     The following describes the significant accounting policies followed in the preparation of these financial statements.

     Investments Valuation

     Investments in securities (common stock and mutual funds) are valued at the last reported sales price on the last business day of the year.

     Other

     Purchases and sales of securities are reflected on a trade date basis. Gain or loss on sales of securities is based on specific identification of cost for common stock of the Company and average cost for other securities.

     The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.


2.   TAX STATUS:

     The Plan has received a favorable determination for qualification under Sections 401(a) and 401(k) of the Internal Revenue Code and the related trust is exempt from federal income taxes under provisions of Section 501(a) of the Internal Revenue Code.


3.   DESCRIPTION OF PLAN:

     The following description of the Jacor Communications, Inc.
     Retirement Plan provides only general information.
     Participants should refer to the Prospectus covering the Plan and the Summary Plan Description for a more complete description of the Plan's provisions.

            NOTES TO FINANCIAL STATEMENTS, Continued





3.  DESCRIPTION OF PLAN, Continued


     A. GENERAL - The Plan is a defined contribution plan covering all employees of the Company who meet the minimum eligibility requirements of age 21 and either twelve consecutive months of employment or 1,000 hours of service in a twelve-month period. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The contributions and earnings are taxable to the participants, subject to certain exceptions, upon withdrawal from the Plan.

     B. CONTRIBUTIONS - Participants in the Plan may elect to contribute a percentage of their pretax earnings to the Plan. Currently, the Company, at the discretion of the Board of Directors, is matching fifty percent of the employee's elective contribution up to three percent of their annual eligible compensation. Additional amounts may be contributed by the employer from current or accumulated earnings and profits for the benefit of all employees.

     C. PARTICIPANTS' ACCOUNTS - Each participant's account is credited with the participant's contribution, the Company's matching contribution, an allocation of any additional Company contribution, and plan earnings or losses. Allocations are based on participant's earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     D. VESTING - Participants are immediately vested in their accounts.

     E. PAYMENT OF BENEFITS - On termination of service, a participant will receive a lump sum benefit payment no later than sixty days subsequent to the end of the plan year in which the termination is effective.


            NOTES TO FINANCIAL STATEMENTS, Continued





3.  DESCRIPTION OF PLAN, Continued


     F. RIGHT TO TERMINATE - Although there are no current plans to do so, the employer, in accordance with the procedure set forth in the Plan, may terminate the Plan at any time.


4.   EXPENSES OF THE PLAN:

     Currently, the employer pays all administrative expenses of the Plan.


5.   PARTICIPANT DATA:

     At December 31, 1994, the number of employees participating by investment direction was:
                    Stable Asset Fund       135
                    International Fund       80
                    Balanced Fund           269
                    Growth Fund             224
                    Company Stock Fund      383


6.   PLAN AMENDMENTS:

     On September 15, 1994, the Plan was amended (1) to modify the definition of compensation and to limit the amount of compensation that may be taken into account as required by current law, (2) to revise provisions regarding time of benefit payment, and (3) to comply with the current law regarding direct rollover of plan distributions.

     On October 31, 1994, the Plan was amended to permit participants to direct the investment of funds previously required to be invested in the Jacor Stock Fund.



            NOTES TO FINANCIAL STATEMENTS, Continued







7.   TRANSACTIONS WITH PERSONS KNOWN TO BE PARTIES IN INTEREST

     In connection with the January 11, 1993 restructuring of Jacor Communications, Inc. (the "Company") and its debt obligations, all holders of the then outstanding common stock received 0.0423618 shares of a new class of the Company's common stock and 0.1611234 Warrants to purchase such new common stock in exchange for every share of existing common stock. As a result of the restructuring the Jacor Communications, Inc. Retirement Plan received 137,074 warrants to purchase the Company common stock. After the receipt of the warrants, the Company determined that the Department of Labor could view the receipt of the warrants as a prohibited transaction under ERISA. On October 17, 1994, the Company filed an Application for Prohibited Transaction Exemption with the Department of Labor. The Application is being reviewed by the Department of Labor, but has not yet been granted.


8.   RECONCILIATION TO FORM 5500

     Department of Labor regulations require that differences between the amounts included in the financial statements of the Plan and reported on Form 5500 be disclosed. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 1994 and 1993, in the amounts of $72,200 and $26,000, respectively, are reported as a liability on Form 5500 but not in these financial statements prepared in conformity with generally accepted accounting principles.



                  JACOR COMMUNICATIONS, INC. RETIREMENT PLAN
                      Item 27a - Schedule of Investments
                              December 31, 1994

<CAPTIO>

                                     Number of
                                     Shares or
                                     Principal                   Current
Name of Issuer and Title of Issue     Amount         Cost         Value

  Temporary Cash Investments           59,611     $   59,611   $   59,611

* Jacor Communications, Inc.
    Common Stock                      100,409      3,258,729    1,330,419

* Jacor Communications, Inc.
    Common Stock Purchase Warrants    120,756                     928,372



Mutual Funds:
  CIGNA Guaranteed Long Term Account  361,131        361,131      361,131

  American Funds EuroPacific
    Growth Fund                         4,307         94,602       91,013

  American Funds American
    Balanced Fund                      87,127      1,087,234    1,045,529

  American Funds The Growth
    Fund of America                    36,420        927,186      929,805
      Total Mutual Funds                           5,788,493    4,745,880


Loans to participants                                 13,236       13,236

     GRAND TOTAL                                  $5,801,729   $4,759,116




*  Person known to be a party-in-interest to the Plan.


                                  ITEM 27d - SCHEDULE OF REPORTABLE PLAN TRANSACTIONS
                                               IN EXCESS OF 5% OF CURRENT
                                                  VALUE OF PLAN ASETS


     Column             Column                  Column            Column         Column         Column       Column
       A                  B                       C                 D               E              F            G

                                                               Selling Price                   Expenses
                      Description                                 or FMV                       incurred
  Identity of             or                   Purchase          at date of      Lease            with       Cost of
party involved           asset                   Price         distribution      Rental       Transaction     asset

Purchases

Open Market         Jacor Communications,     $  434,360                                                    $  434,360
                    Inc. Common Stock
                    (46 separate purchases
                    totaling 30,800 shares)

Open Market         American Funds:

                    American Balanced Fund    $  429,837                                                    $  429,837
                    (25 purchases totaling
                    35,060 shares)

                    American Growth Fund      $  404,369                                                    $  404,369
                    (22 purchases totaling
                    15,237 shares)

                    CIGNA Guaranteed Long     $  372,873                                                    $  372,873
                    Term Account (22
                    purchases totaling
                    372,873 shares)


ITEM 27d - SCHEDULE OF REPORTABLE PLAN TRANSACTIONS
IN EXCESS OF 5% OF CURRENT
VALUE OF PLAN ASSETS, CONTINUED


      Column             Column             Column              Column
        A                  B                  H                   I
                                          Current Value
                      Description          of asset on
  Identity of             or               transaction         Net gain
party involved           asset                date            or (loss)
Purchases

Open Market    Jacor Communications,        $ 434,360
               Inc. Common Stock
               (46 separate purchases
               totaling 30,800 shares)

Open Market    American Funds:

               American Balanced Fund       $ 429,837
               (25 purchases totaling
               35,060 shares)

               American Growth Fund         $ 404,369
               (22 purchases totaling
               15,237 shares)

               CIGNA Guaranteed Long        $ 372,873
               Term Account (22
               purchases totaling
               372,873 shares)

           JACOR COMMUNICATIONS, INC. RETIREMENT PLAN





                           EXHIBIT 23






               CONSENT OF INDEPENDENT ACCOUNTANTS





We consent to the incorporation by reference in the registration statement of Jacor Communications, Inc. on Form S-8 (File No. 33-
1293) of our report dated June 9, 1995, on our audits of the financial statements of Jacor Communications, Inc. Retirement Plan as of December 31, 1994 and 1993, and for the year ended December 31, 1994, which report is included in this Form 11-K.







COOPERS & LYBRAND, L.L.P.
Cincinnati, Ohio
June 26, 1995